FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1.              Director Shareholding released on 07 April 2003
No. 2.              FRN Variable Rate Fix released on 07 April 2003
No. 3.              FRN Variable Rate Fix released on 08 April 2003
No. 4.              FRN Variable Rate Fix released on 11 April 2003
No. 5.              Employee Share Option Scbeme released on 11 April 2003
No. 6.              Holding(s) in Company released on 11 April 2003

Document No. 1



                               NORTHERN ROCK PLC

       Notification of Transfer of Shares by Northern Rock Employee Trust

Northern Rock plc (the Company) announces that on 7 April 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 29,457 Ordinary 25p Shares (Shares) in the Company at GBP6.10 per Share to individuals in relation to an employee share scheme. The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transactions, the Northern Rock Employee Trust holds a total of 5,368,875 Shares representing 1.27% of the Company's issued share capital.

Document No. 2

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--April 7, 2003--

RE: NORTHERN ROCK PLC
    GBP 15,000,000 SERIES 197 EMTN
    DUE: MARCH 2024
    ISIN: XS0124145870

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
07APR03 TO 07JUL03 HAS BEEN FIXED AT 3.69188 PCT PER ANNUM.

INTEREST PAYABLE VALUE 07JUL03 WILL AMOUNT TO:
GBP 92.04 PER GBP 10,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 3


( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--April 8, 2003--

RE: NORTHERN ROCK PLC
    EUR 20,000,000 EMTN
    DUE: JAN 2005
    ISIN: XSO150269289

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10APR03 TO 10JUL03 HAS BEEN FIXED AT 5.217 PCT PER ANNUM

INTEREST PAYABLE VALUE 10JUL03 WILL AMOUNT TO:
EUR 1,318.74 PER EUR 100,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 4

( BW)(NORTHERN-ROCK-PLC)(NRK)  FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--April 11, 2003--

RE: NORTHERN ROCK PLC
    USD 1,260,000 SERIES 207 EMTN
    DUE JULY 2004
    ISIN: XS0132686576

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
14APR03 TO 14JUL03 HAS BEEN FIXED AT 1.3 PCT PER ANNUM.

INTEREST PAYABLE VALUE 14JUL03 WILL AMOUNT TO:
USD 32.86 PER USD 10,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.

Document No. 5


                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 11 April 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 30,350 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,338,525 Shares representing 1.27% of the Company's issued share capital.

Document No. 6


                               NORTHERN ROCK PLC

                     DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 11 April 2003, that as at 9 April 2003 Barclays PLC through the legal entities advised to the Company has a notifiable interest in 18,894,187 ordinary 25p shares of the Company representing 4.49% of the issued share capital of the Company.






                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  14 April 2003                By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary